Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 1, 2013

relating to

Preliminary Prospectus Supplement dated April 1, 2013 and

Prospectus dated March 21, 2013

Registration Statement No. 333-187426

International Flavors & Fragrances Inc.

$300,000,000 3.20% Senior Notes due 2023

Pricing Term Sheet

Issuer:	International Flavors & Fragrances Inc.

Securities:	3.20% Senior Notes due 2023 (the “Notes”)

Format:	SEC registered

Ratings*:	Baa1 (stable) / BBB (positive) (Moody’s / S&P)

Aggregate Principal Amount:	$300,000,000

Maturity Date:	May 1, 2023

Trade Date:	April 1, 2013

Settlement Date:	April 4, 2013 (T+3)

Coupon:	3.20%

Interest Payment Dates:	May 1 and November 1 of each year, beginning on November 1, 2013

Public Offering Price:	99.912% of principal amount, plus accrued interest, if any

Net Proceeds to Issuer (after

underwriting discount and

estimated expenses):	$296,986,000

Yield to Maturity:	3.21%

Benchmark Treasury:	2.00% due February 15, 2023

Spread to Benchmark Treasury:	+137.5 basis points

Benchmark Treasury Yield:	1.835%

Make-Whole Call:	At any time prior to February 1, 2023 at a price equal to greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) a discount rate of Treasury plus 25 basis points, plus accrued and unpaid interest to, but excluding, the date of redemption.

Par Call:	At any time on or after February 1, 2023 at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

CUSIP / ISIN:	459506 AC5 / US459506AC52

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

Senior Co-Managers:	Citigroup Global Markets Inc.
BNP Paribas Securities Corp.

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc.
RBS Securities Inc.
U.S. Bancorp Investments, Inc.
Santander Investment Securities Inc.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Wells Fargo Securities, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or J.P. Morgan Securities LLC collect at 1-212-834-4533.